UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: bfinance US Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Queen Street - 2nd Floor
(No. and Street)

London	UK	EC4R 1BN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R George, FINOP 603-380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R George _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of bfinance US Limited _____, as of June 30 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature   8/24/18

FINOP/CFO

Title

Kathryn Kucharski 8-24-18
Notary Public

Kathryn M Kucharski
Notary Public, State of New Hampshire
My Commission Expires April 11, 2023

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFINANCE US LIMITED

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2018

C O N T E N T S

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders
bfinance US Limited

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of bfinance US Limited as of June 30, 2018, and the related statements of operations, changes in shareholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of bfinance US Limited as of June 30, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of bfinance US Limited's management. My responsibility is to express an opinion on bfinance US Limited's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to bfinance US Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of bfinance US Limited's financial statements.

The supplemental information is the responsibility of bfinance US Limited's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as bfinance US Limited's auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 24, 2018

BFINANCE US LIMITED
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash	$	118,639
Accounts Receivable		35,000
TOTAL ASSETS	$	153,639

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	111,763
Due to parent company		29,378
Total liabilities		141,141
SHAREHOLDER'S EQUITY		12,498
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	153,639

BFINANCE US LIMITED
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2018

REVENUE	$	140,000
EXPENSES		
Compensation and employee benefits		392,018
Professional fees		121,595
Occupancy		26,141
Regulatory fees		6,591
Business development		38,590
Miscellaneous		16,483
Total expenses		601,418
NET LOSS	$	(461,418)

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2018

| | Common shares $1 par value; 1 share authorized | | | | |
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - June 30, 2017	1	$ 1	$ 360,530	$(251,365)	$ 109,166
Capital contributions	-	-	364,750	-	364,750
Net loss				(461,418)	(461,418)
Balances - June 30, 2018	1	$ 1	$ 725,280	$(712,783)	$ 12,498

See accompanying notes.

4

BFINANCE US LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(461,418)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Due to related party		58,850
Accounts payable and accrued liabilities		59,857
Total adjustments		118,707
Net cash used in operating activities		(342,711)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		364,750
NET INCREASE IN CASH		22,039
CASH - BEGINNING		96,600
CASH - ENDING	$	118,639

Supplemental Disclosure of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

bfinance US Limited (the Company), is a private limited company incorporated in England and Wales under the Companies Act of 2006 and domiciled in the United Kingdom. The Company is a wholly-owned subsidiary of bfinance International Limited (the Parent). The Company serves as a finder for unaffiliated private equity funds and other collective investment vehicles. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective March 11, 2014.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2018. Cash is held at two major financial institutions

The Company may, during the ordinary course of business, maintain account balances with banks in excess of United Kingdom insured limits.

Accounts Receivable

Accounts receivable consists of uncollateralized customer obligations due under normal trade terms amounting to $35,000. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts receivable recorded are fully collectible and are therefore stated net realizable value, at June 30, 2018, management has no allowance for doubtful accounts.

Revenue Recognition

The Company recognizes revenues from fixed-price contracts on the percentage-of-performance method, measured by the percentage of cost incurred to date to estimated total cost for each contract and when realization is probable. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates will change within the near term.

Income Taxes

The Company's operations and domicile are in the United Kingdom, accordingly the Company is subject to income tax in the United Kingdom. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of one year from the date the tax return was filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Concentration

The Company's revenue for the year ended June 30, 2018 and its accounts receivable balance as of June 30, 2018 are from one client.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2.   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At June 30, 2018, the Company's net capital was $46,712 which exceeded the requirements by $37,303 and the ratio of Aggregate Indebtedness to Net Capital was 3.02 to 1.

NOTE 3.   **RELATED PARTY TRANSACTIONS**

The Company has entered into a management agreement with the Parent and affiliated company for use of facilities, salaries and benefits of joint employees, liability insurance and other related operating expenses. During the year ended June 30, 2018, expenses paid to the Parent made under the agreement amounted to $177,820 and is included in expenses in the accompanying statement of operations. As of June 30, 2018, $29,378 is owed to the Parent.

The agreement is for a period of one year but may be canceled with written approval of each party and shall be extended for successive one year periods unless canceled by either party upon thirty days prior written notice.

NOTE 4.   **INCOME TAXES**

At June 30, 2018, the Company has a deferred tax asset of approximately $140,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At June 30, 2018, the Company has a net operating loss carryforward of approximately $712,000. The net operating loss carryforward does not expire, and can be used as long as the Company is in business.

NOTE 5.   **COMMITMENTS AND CONTINGENCIES**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2018, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2018 or during the year then ended.

NOTE 6.   **FAIR VALUE**

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 7.   **EXEMPTION FROM RULE 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through August 24, 2018, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BFINANCE US LIMITED
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2018

CREDITS
Shareholder's equity $ 12,498

DEBITS
Accounts Receivable   35,000

TOTAL DEBITS   35,000

NET CAPITAL BEFORE ADD-BACK AND HAIRCUTS   (22,502)

HAIRCUT ON FOREIGN CURRENCY   (1,619)

ADD-BACK OF DISCRETIONARY LIABILITY   70,833

NET CAPITAL   46,712

MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $5,000 OR 6 2/3%
OF AGGREGATE INDEBTEDNESS OF $141,141   9,409

EXCESS NET CAPITAL $ 37,303

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   3.02 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	111,763
Due to parent company		29,378
Total aggregate indebtedness	$	141,141

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of June 30, 2018)

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2018 $ 46,712

-

Net Capital per above Computation $ 46,712

See report of independent registered public accounting firm.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED June 30, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by bfinance US Limited, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2018

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, bfinance US Limited has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.   The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ   08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders
bfinance US Limited

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) bfinance US Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which bfinance US Limited claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i),   (the "exemption provisions") and (2) bfinance US Limited stated that bfinance US Limited met the identified exemption provisions throughout the most recent fiscal year without exception. bfinance US Limited management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about bfinance US Limited compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 24, 2018

Bfinance US Limited

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended June 30, 2018

<u>*bfinance US Limited Exemption Report*</u>

bfinance US Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended June 30, 2018, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

bfinance US Limited

I, Kenneth R George, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth R George
FINOP/CFO